UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ROYAL GROUP TECHNOLOGIES LIMITED

(Name of Issuer)

SUBORDINATE VOTING SHARES

(Title of Class of Securities)

779915 10 7

(Cusip Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779915 10 7

1.	Name of Reporting Person: VIC DE ZEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: CANADIAN

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 17,301,479

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,366,035

		8.	Shared Dispositive Power: 15,935,444

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,301,479

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.3%

12.	Type of Reporting Person: IN

Item 1(a)	Name of Issuer:

Royal Group Technologies Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1 Royal Gate Boulevard, Woodbridge, Ontario, Canada, L4L 8Z7

Item 2(a)	Name of Person Filing:

Vic De Zen

Item 2(b)	Address of Principal Business Office or, in none, Residence:

1 Royal Gate Boulevard, Woodbridge, Ontario, Canada, L4L 8Z7

Item 2(c)	Citizenship:

Canadian

Item 2(d)	Title of Class of Securities:

Subordinate Voting Shares

Item 2(e)	CUSIP Number:

997715 10 7

Item 3	Person Filing Pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4(a)	Amount Beneficially Owned:

17,301,479

Item 4(b)	Percent of Class:

18.3

Item 4(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or to direct the vote: 17,301,479

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,366,035

(iv)	shared power to dispose or to direct the disposition of: 15,935,444

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004	By:	/s/ Vic De Zen

Vic De Zen